Mail Stop 4561
								January 25, 2006

By U.S. Mail and facsimile to (423) 636-1563


J. Robert Grubbs
President and Chief Executive Officer
BG Financial Group, Inc.
3095 East Andrew Johnson Highway
Greeneville, TN  37745

Re:	BG Financial Group, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
	March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 000-50771

Dear Mr. Grubbs:

      We have reviewed the above filings and have the following comment. Where indicated, we think you should revise future filings of your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as possible in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We have limited our review of your filings to those issues we have addressed in our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-Q for the Period Ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 11

1. We note your disclosure on page 12 that there was a benefit from the estimate for loan losses during the three and six months ended June 30, 2005 due to a change in the methodology used evaluate impaired loans to identify specific reserves needed. Please provide us with the financial statement footnote disclosures that you will include in your December 31, 2005 Form 10-K to more fully explain your new methodology for determining both the specific and general components of your allowance for loan losses. Refer to APB 22 paragraph 12. Please also provide us with your future MD&A 10-K disclosures which should compare and contrast your previous methodology for determining your specific and general loan loss allowance with your current methodology and disclose how this change is expected to impact future periods.


*    *    *    *    *    *    *


       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant, at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief




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J. Robert Grubbs
BG Financial Group, Inc.
January 25, 2006
Page 3